Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 April 25, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1174
            European Small-Cap Capital Strength Portfolio, Series 1
                       File Nos. 333-194800 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter sent on April 23, 2014 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1174, filed on March 25, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the European Small-Cap Capital Strength Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Investment Objective

      1. This section states that the Trust seeks to provide "total return through capital appreciation." Since "total return" is generally defined as an investment return consisting of a combination of income and capital appreciation, please revise the investment objective to clarify whether the Trust seeks to provide total return with an emphasis on capital appreciation, or seeks to provide capital appreciation.

      Response: The language has been revised in response to your comment.

Investment Summary -- Principal Investment Strategy

      2. The first sentence in this section states that the Trust will invest 80% of its assets in the common stocks of "small capitalization European companies, as defined by Russell Investments." Since the name of the Trust includes the term "European," please disclose the specific criteria used by Russell Investments to determine that a company is tied economically to Europe. In addition, the first bullet point in the Security Selection section provides that companies selected by the Trust must be "headquartered" in European countries. If Russell Investments uses the location of a company's headquarters as the criterion for determining whether a company is European, please explain to us how being headquartered in Europe exposes a company to the economic fortunes and risks of Europe. See Investment Company Names, Investment Company Act Release No. 24828, at n.24 (Jan. 17, 2001).

      Response: The language has been revised in response to your comment. The Trust will use the Russell Developed Europe Index to determine whether a company is a European company. The Russell Global Indexes methodology looks at various factors to determine the country assignment of a security and such determination chooses companies for the Russell Developed Europe Index that are exposed to the economic fortunes and risks of Europe.

      3. This section also provides that small capitalization companies, as defined by Russell Investments, may have market capitalizations as large as $4.5 billion. However, the first bullet point in the Security Selection section states that companies selected by the Trust will have market capitalizations as large as $3.8 billion. Since the Trust will be investing in companies with market capitalizations of $3.8 billion or less, please revise the maximum market capitalization disclosed in the discussion of the Trust's principal investment strategy from $4.5 billion to $3.8 billion so that "small capitalization" is consistently defined throughout the prospectus.

      Response: The language regarding market capitalization in the first bullet under "Security Selection" has been deleted. In connection with the second comment, the first step of the strategy has been revised to start with the smallest 70% of companies in the Russell Developed Europe Index.

Investment Summary -- Security Selection

      4. The first bullet point in this section states that the initial universe comprises "the smallest 70% of companies headquartered in developed Western European countries." Please clarify whether these are publicly-traded companies, and identify the specific Western European countries.

     Response: Please see the response to comment 3.

Investment Summary -- Principal Risks

      5. The fourth bullet point in this section provides a brief description of some of the risks associated with investing in European securities. Since at least 80% of the Trust's portfolio will be invested in European securities, please provide specific additional disclosure regarding the risks of investing in European securities.

      Response: The language has been revised in response to your comment.

Additional revision

     The first sentence of the "Principal Investment Strategy" section has been revised to state: "As of the initial date of deposit, the trust will invest at least 80% of the value of its assets in common stocks of small-capitalization European companies."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren